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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              ---------------

                                SCHEDULE TO
                               (Rule 14D-100)
         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                   Of the Securities Exchange Act of 1934
                             (Amendment No. 6)
                              ---------------


                       GAYLORD CONTAINER CORPORATION
                     (Name of Subject Company (Issuer))


                   TEMPLE-INLAND ACQUISITION CORPORATION
                  an indirect, wholly-owned subsidiary of
                             TEMPLE-INLAND INC.
                    (Names of Filing Persons (Offerors))


              Class A Common Stock, par value $.0001 per share
       (Including the Associated Rights to Purchase Preferred Stock)
                       (Title of Class of Securities)


                                 368145108
                   (CUSIP Number of Class of Securities)

                          M. Richard Warner, Esq.
                             Temple-Inland Inc.
                           303 South Temple Drive
                              Diboll, TX 75941
                               (936) 829-5511
          (Name, Address and Telephone Number of Person Authorized
   To Receive Notices and Communications on Behalf of the Filing Persons)

                                  Copy to:

                         Stephen W. Hamilton, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                         1440 New York Avenue, N.W.
                           Washington, D.C. 20005
                               (202) 371-7000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |x|      third-party tender offer subject to Rule 14d-1.
         |_|      issuer tender offer subject to Rule 13e-4.
         |_|      going-private transaction subject to Rule 13e-3.
         |_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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         This Amendment No. 6 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed with the Securities and
Exchange Commission on January 22, 2002 (as amended, the "Schedule TO") by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser"), and Temple-Inland Inc., a Delaware corporation ("Parent"), relating to the offer to purchase all outstanding shares of Class A Common Stock, par value $.0001 per share (the "Common Stock"), of Gaylord
Container Corporation, a Delaware corporation (the "Company"), including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $1.17 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 22, 2002 (as amended and supplemented, the "Offer to Purchase"), a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(1), and in the related Letter of Transmittal (as amended and supplemented, the "Letter of Transmittal," a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(2), which, together with the Offer to Purchase, collectively constitute the "Offer"). The Offer is made pursuant to an Agreement and Plan of Merger, dated as of January 21, 2002 (the "Merger Agreement"), among Parent, the Purchaser and the Company, which contemplates the merger (the "Merger") of the Purchaser with and into the Company. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase.

ITEM 1.       SUMMARY OF TERM SHEET
ITEM 4.       TERMS OF THE TRANSACTION
ITEM 5.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS, AND
ITEM 11.      ADDITIONAL INFORMATION.

         Items 1, 4, 5 and 11 of the Schedule TO are hereby amended and supplemented by adding the following thereto:

         On February 22, 2002, Parent issued a press release announcing a decrease in the Minimum Note Condition for the 9-7/8% Senior Subordinated Notes due 2008 to 82.6% of the aggregate principal amount of such Notes and an extension of the Expiration Date for the Offer and the Notes Tender Offers until midnight, New York City time on Thursday, February 28, 2002. Parent announced that with the lowering of this Minimum Note Condition all of the Minimum Note Conditions to the Offer and the Notes Tender Offers have been satisfied. Based on information provided by the Depositary to Parent, as of 6:00 p.m. on February 21, 2002, stockholders of the Company had tendered into the Offer 46,322,493 Shares, which represent approximately 82.7% of the Company's outstanding Shares. A copy of the press release is attached hereto as Exhibit (a)(14) and is incorporated herein by reference.

ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

         (a)(14) Text of Press Release, dated February 22, 2002, issued by
Parent.


                                 SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       TEMPLE-INLAND INC.


                                       By:  /s/ M. Richard Warner
                                            --------------------------------
                                            Name:  M. Richard Warner
                                            Title: Vice President and Chief
                                                   Administrative Officer


                                       TEMPLE-INLAND ACQUISITION CORPORATION


                                       By: /s/ M. Richard Warner
                                          ---------------------------------
                                          Name:  M. Richard Warner
                                          Title: Vice President



Date: February 22, 2002



                                                            EXHIBIT (a)(14)


           TEMPLE-INLAND LOWERS TENDER CONDITION FOR SUBORDINATED
                   NOTES OF GAYLORD CONTAINER CORPORATION

              EXTENDS ALL TENDER OFFERS FOR FIVE BUSINESS DAYS

         AUSTIN, TEXAS, February 22, 2002 - Temple-Inland (NYSE: TIN) announced today that it is lowering the minimum note tender condition for the 9-7/8% Senior Subordinated Notes in its offer to purchase and solicitation of consents (the "Debt Offer") in respect of all outstanding 9-3/8% Senior Notes due 2007 (the "9-3/8% Senior Notes"), 9-3/4% Senior Notes due 2007 (the "9-3/4% Senior Notes") and 9-7/8% Senior Subordinated Notes due 2008 (the "9-7/8% Senior Subordinated Notes" and, together with the 9-3/8% Senior Notes and the 9-3/4% Senior Notes, the "Notes"), of Gaylord Container Corporation (AMEX: GCR; "Gaylord"), and in the related offer to purchase all outstanding shares of common stock of Gaylord (the "Equity Offer"). The Debt Offer and the Equity Offer shall now be conditioned on, among other pre-existing requirements, only a minimum of 82.6% of the aggregate principal amount of the 9-7/8% Senior Subordinated Notes having been validly tendered and not withdrawn.

         Temple-Inland has been advised by Computershare Trust Company of New York, the depositary for the tender offers, that as of 6:00 p.m. on February 21, 2002, holders of Gaylord's Notes had validly tendered into the Debt Offer Notes representing $198,637,000 aggregate principal amount (or approximately 99.3%) of the 9-3/8% Senior Notes, $221,642,500 aggregate principal amount (or approximately 98.5%) of the 9-3/4% Senior Notes and $206,668,000 aggregate principal amount (or approximately 82.6%) of the 9-7/8% Senior Subordinated Notes. Consequently, with the lowering of the minimum note tender condition with respect to the 9-7/8% Senior Subordinated Notes as set forth above, all the minimum note tender conditions applicable to both the Debt Offer and the Equity Offer have been satisfied.

         Temple-Inland has also been advised by Computershare that as of 6:00 p.m. on February 21, 2002, Gaylord stockholders had validly tendered and not withdrawn into the Equity Offer 46,322,493 shares of Gaylord common stock, which represents approximately 82.7% of the outstanding common stock of Gaylord. The minimum equity tender condition applicable to both the Debt Offer and the Equity Offer is 66-2/3%.

         Temple-Inland also announced today that, in compliance with tender offer requirements, it is extending the expiration date of the offers until midnight, New York City time, on Thursday, February 28, 2002. Both offers had previously been scheduled to expire on February 21, 2002. If the conditions to the offers are satisfied and the offers are consummated, Temple-Inland will make prompt payment for all Notes and shares validly tendered. If following a consummation of the offers a sufficient number of shares have been tendered such that Temple-Inland is able to merge one of its subsidiaries with and into Gaylord using the short form merger procedures provided under Delaware law, it will promptly proceed to do so. If following a consummation of the offers an insufficient number of shares have been tendered such that the short form merger procedures are unavailable, Temple-Inland will cause Gaylord to a call a special meeting of shareholders to approve the final merger and will vote its shares purchased in the Equity Offer in order to approve such merger. In either event, holders of shares that have not tendered into the Equity Offer will not receive any consideration as a result of the merger until it is finally effective.

         Except for the lowering of the minimum tender condition with respect to the 9-7/8% Senior Subordinated Notes and the extension of the expiration date, each as set forth in this press release, the other terms and conditions of the offers remain unchanged from the original offers as set forth in the offering materials. Pursuant to the terms of the Debt Offer, the Withdrawal Deadline with respect to Debt Offer passed on January 31, 2002. Accordingly, Notes that have been tendered or may be tendered may not be withdrawn.

         Questions concerning the terms of the offers may be directed to D.
F. King & Co., Inc., the Information Agent for the offers. Bankers and Brokers please call collect at (212) 269-5550 and all others please call toll-free at (800) 549-6650. Questions may also be directed to Salomon Smith Barney, the Dealer Manager for the offers, at toll-free (877) 446-1850 with respect to the Equity Offer and (800) 558-3745 with respect to the Debt Offer.

         Temple-Inland is a major manufacturer of corrugated packaging and building products, with a diversified financial services operation. The company's 2.1 million acres of forestland are certified as managed in compliance with ISO 14001 and in accordance with the Sustainable Forestry Initiative (SFISM) program of the American Forest & Paper Association to ensure forest management is conducted in a scientifically sound and environmentally sensitive manner. Temple-Inland's common stock (TIN) is traded on the New York Stock Exchange and the Pacific Exchange. Temple-Inland's address on the World Wide Web is http://www.templeinland.com.

         This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of consents with respect to the common stock or Notes of Gaylord. The Equity Offer is being made solely by the Offer to Purchase, dated January 22, 2002, and its related Letter of Transmittal. The Debt Offer is being made solely by the Offer to Purchase and Consent Solicitation Statement, dated January 22, 2002, and its related Letter of Transmittal and Consent. This release contains forward-looking statements that involve risks and uncertainties. The actual results achieved by Temple-Inland may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include general economic, market, or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Temple-Inland and its subsidiaries; competitive actions by other companies; changes in laws or regulations; and other factors, many of which are beyond the control of Temple-Inland and its subsidiaries.

Investor Contact

Doyle R. Simons
Vice President, Administration
Temple-Inland Inc.
512-434-3737